One Financial Center
MINTZLEVIN	Boston, MA 02111 617-542-6000 617-542-2241 fax
Sahir C. Surmeli -- 617 348 3013 -- ssurmeli@mintz.com	www.mintz.com
November 13, 2006

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re:
Hampden Bancorp, Inc.
Registration Statement on Form S-1
Registration No. 333-137359

Ladies and Gentlemen:

        On behalf of Hampden Bancorp, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 4 ("Amendment No. 4") to the above- referenced Registration Statement on Form S-1 (the "Registration Statement"), initially filed with the Commission on September 15, 2006, as amended on October 25, 2006, November 1, 2006 and November 9, 2006.

        In response to oral comments received from Mark Webb of the Staff of the Commission's Division of Corporation Finance on November 9, 2006, Amendment No. 4 is being filed to revise the disclosure in the Registration Statement on page 99 of Amendment No. 4 under the heading "Transactions with Hampden Bank—Loans and Extensions of Credit" to clarify that all loans from Hampden Bank to its executive officers and directors and members of the immediate family of its executive officers and directors were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. Hampden Bancorp, Inc. is a shell corporation until the closing of the conversion and has not conducted any business and, accordingly, has not made any loans.

        Please do not hesitate to call Mark Chamberlin or me at (617) 542-6000 with any questions regarding Amendment No. 4 or this letter and kindly fax a copy of any written comments to the following parties:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON  --  WASHINGTON  --  RESTON  --  NEW YORK  --  STAMFORD  --  LOS ANGELES  --  LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

November 13, 2006

R. Mark Chamberlin Sahir C. Surmeli Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000 FAX: (617) 542-2241	Thomas R. Burton Hampden Bancorp, Inc. 19 Harrison Avenue P.O. Box 2048 Springfield, MA 01102 (413) 452-5140 FAX: (413) 746-1018
Very truly yours,
/s/ Sahir C. Surmeli
Sahir C. Surmeli
cc:
Securities and Exchange Commission
        Mark Webb
        Jonathan E. Gottlieb
        Rebekah Moore
        Kevin L. Vaughn
 Hampden Bancorp, Inc.
        Thomas R. Burton
        Robert A. Massey
        Craig Kaylor
 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        R. Mark Chamberlin
        Garrett M. Winslow
 Nutter McLennen and Fish LLP
        Michael K. Krebs
        Michelle L. Basil
 Keefe, Bruyette and Woods, Inc.
        Patricia A. McJoynt

Enclosures